BAP ACQUISITION CORP
                               1051 FIFTH AVENUE NORTH,
                         	NAPLES, FLORIDA 34102
                         	TEL: (941) 261-3396
                                FAX: (941) 261-5031


                          	January 16, 1997


     Ms. Barbara Jacobs, Deputy Director
     Mr. Edsel Guydon, Esq, Examiner
     Mr. John Feeney, Accountant
     Securities and Exchange Commission
     Corporate Finance Small Business Section,
     Washington D.C.


     Pursuant to your request, please find enclosed financials for the BAP ACQUISITION CORP., and its Subsidiaries for the nine months ending September 30th, 1996, as well as answers requested in comment letter. This submission is in response to comments on filing Ascension
     No. 0000743241-97-000001.

     Thanks,

     Yours Truly,


     BAP ACQUISITION CORP


     /s/ Garfield Ricketts
      --------------------
      Garfield Ricketts